EXHIBIT 99.1

NEWS RELEASE

Dennis S. Hudson, III

President and Chief Executive Officer

Seacoast Banking Corporation of Florida

(772) 288-6086

William R. Hahl

Executive Vice President/

Chief Financial Officer

 (772) 221-2825

SEACOAST REPORTS FOURTH QUARTER AND YEAR END RESULTS

STUART, FL., January 14, 2004 – Seacoast Banking Corporation of Florida (NASDAQ-NMS:  SBCF), a bank holding company whose principal subsidiary is First National Bank and Trust Company of the Treasure Coast, today reported net income totaling $3,828,000 or $0.24 diluted earnings per share (“DEPS”) for the fourth quarter of 2003, an increase of $413,000 or 12.1 percent compared to the third quarter 2003, but slightly lower when compared to $4,044,000 or $0.26 DEPS for the fourth quarter a year ago. For the year 2003, net income totaled $14.0 million, or $0.89 DEPS, compared to $15.3 million or $0.97 earned in 2002.

“This quarter proved to be an important one for Seacoast.  The results produced begin to demonstrate the improved earnings power that can be created as we continue to transform our loan portfolio and expand our fee based lending businesses, commented Dennis S. Hudson, III, Chief Executive Officer of Seacoast.  “Our strategy continues to be one of focus on long-term quality growth, consistently superior credit management and increased shareholder value.”

The year long momentum in loan production was uninterrupted in the fourth quarter, as evidenced by the continued growth in commercial real estate, residential and consumer loans.  In the fourth quarter total loans outstanding increased $44.7 million or an annualized 26.9 percent when compared to the third quarter 2003.  Total loans increased to $709 million, 3.0 percent over the prior year.  Loan growth earlier in the year was impacted by heavy prepayments as interest rates declined.

The net interest margin improved each month of the fourth quarter with December’s margin increasing to nearly 4.0 percent.  The net interest margin for the fourth quarter increased 38 basis points over the third quarter and totaled 3.82 percent compared to 4.02 percent for the same quarter last year.  The improvement in the net interest margin was impacted by increased asset yields as a result of a steeper yield curve and an improvement in loan mix as well as growth in the loans outstanding.

Other highlights for the quarter included the following:

•

Return on average assets for the fourth quarter improved to 1.14 percent compared to 1.04 percent for the third quarter and 1.07 percent for the entire year of 2003;

•

The return on average equity for the fourth quarter was 14.46 percent compared to 13.27 percent the third quarter of 2003 and 13.73 percent for this year;

•

Average equity to average assets remained strong at 7.82 percent compared to 7.99 percent one year earlier;

•

Residential mortgage production was exceptional with a total of $261 million in residential applications processed for the year and $52 million for the fourth quarter;

•

Average fourth quarter noninterest bearing deposits increased $38 million or 20.9 percent for the year;

•

Total deposits increased $99 million or 9.6 percent for the year; and

            •

Seacoast Marine originated loans totaling $184 million for the period ended    December 31, 2003, compared to $92 million in 2002.

Net interest income (on a tax equivalent basis) increased to $12,253,000 or 5.2 percent from fourth quarter 2002 and grew in the third quarter 2003 by $1,423,000 or 13.1 percent.  The improvement in net interest income comes from the growth in our balance sheet and the favorable overall change in earning asset mix, as well as the growth in low cost and no cost deposits.  Interest bearing deposit costs declined eight basis points from September 2003 to year end.  In addition, noninterest bearing deposits increased 26.3 percent over the prior year and now comprise 21 percent of total deposits, up from 18 percent for 2002.  The cost of interest bearing deposits at year end 2003 declined to 1.35 percent from 2.01 percent in the fourth quarter 2002.  Interest bearing deposits increased $50.5 million, or 6.0 percent over the past twelve months.  Lower cost savings, NOW and money market balances increased $54.4 million or 11.5 percent.

Prospects for future margin improvement remain positive, as a result of increased loan and core deposit growth as the Treasure Coast continues to grow, as well as our expansion into Palm Beach County.  The Company is the Treasure Coast’s most convenient bank with 25 branch locations, more than any of its competitors, and ranks second in size with over $1.1 billion in total deposits.  The Company is close to surpassing Wachovia’s $1.2 billion in deposits which would rank Seacoast the largest bank in the fast growing Treasure Coast market.

The response to the expansion into Palm Beach County has been very positive.  The addition of three full service branches in 2003, combined with a strong loan production team, has resulted in over $55 million in loans outstanding and a loan pipeline of $67 million in this new market.  The acquisition of Palm Beach County’s two largest community banks by large out-of-market competitors in 2002 and the announcement in October 2003 of the opening of a new campus in north Palm Beach of the internationally recognized Scripps Research Institute has enhanced the prospects for future loan and deposit growth from this market.

Noninterest income, excluding securities gains and losses, increased 15.2 percent when compared to the prior year, reflecting reduced revenues from investment management services, offset by increased revenues from mortgage banking and marine lending.  During the fourth quarter 2003, noninterest income related to mortgage loan production declined to $464,000 compared with $1,098,000 earned in the third quarter of 2003.  Likewise, revenues from marine loan production decreased to $592,000 from $903,000 in the third quarter.  Both business lines were impacted by higher interest rates in the fourth quarter, the Company retaining more loans in its portfolio, and the seasonality in demand for these products.  The future for production of residential mortgages looks favorable as the housing market on the Treasure Coast is predicted to strengthen further in 2004.  General improvements in the national economy and continued improvement in the equity markets could help boost revenues from Seacoast Marine and from investment management in 2004.  Revenues from investment management improved in the fourth quarter and were up slightly from a year ago.

            Total noninterest expense in the fourth quarter was $10.3 million, up 1.6 percent from the fourth quarter of 2002.  The fourth quarter last year included higher commissions and incentive compensation related to last year’s revenue and earnings growth year over year.  For the full year of 2003, total noninterest expense was $42.6 million, up 7.1 percent from last year’s fourth quarter.  Noninterest expenses in 2004 will be impacted by the opening of two additional offices in Palm Beach County later in the year, a planned loan production office in Brevard County and potentially higher levels of incentive based compensation expense.

Core deposit growth continued to enhance fees by increasing the customer base and usage of check cards.  During 2003, a total of $1,169,000 in interchange income was earned compared to $980,000 for the same period in 2002.  The growth rate of these fees was negatively impacted in 2003 as a result of VISA and MasterCard agreeing to reduce check card interchange fees beginning in August 2003.  The negative impacts have been nearly offset with the growth in the cardholder base and transaction volumes.

Net loan charge offs were $666,000 for the year in 2003, compared to net charge-offs of $208,000 for 2002.  Net recoveries of $20,000 were collected in the fourth quarter 2003.  Loan delinquencies, nonaccruals and the percentage of loans past due 90 days to average loans declined to 0.16 percent at December 31, 2003, compared to 0.33 percent for the year end 2002.  Nonperforming assets totaled $3,045,000 at December 31, 2003, consisting of $1.1 million in nonperforming loans and $2.0 million in other real estate owned, an increase from the $2,249,000 in 2002.  All the nonperforming assets are secured by assets with fair values believed to be in excess of carrying value and no significant losses should be incurred.

The allowance for loan losses totaled $6.2 million, representing 565 percent of nonperforming loans.  The allowance as a percentage of total loans was 0.87 percent compared to 0.99 percent in the prior year.  The Company’s net charge-offs and nonperforming asset levels have historically been much better than industry averages.  Although the Company experienced meaningful commercial/commercial real estate loan growth in the past quarter, the Company’s historically low charge-offs in these portfolios, improved credit quality, and the modest year over year loan growth has not required an addition to the allowance this year.  Further, while it is believed that loan growth is likely to continue, the size of any future provision for loan losses is not expected to meaningfully impact quarterly earnings results.

Seacoast management will host a conference call on January 15 at 9:00 a.m. (Eastern time) to discuss the earnings results and business trends.  Investors may call in by dialing 866-246-6870 (passcode: 3968770; leader: Dennis Hudson).  Six charts will be used during the conference call and may be accessed at Seacoast’s website at www.seacoastbanking.net under “Presentations”.  A replay of the call will be available beginning the afternoon of January 16 by dialing 888-211-2648 (domestic), using the passcode 3968770.

Seacoast Banking Corporation of Florida has approximately $1.3 billion in assets.  It is one of the largest independent commercial banking organizations in Florida, headquartered on Florida’s Treasure Coast, one of the wealthiest and fastest growing areas in the nation.

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This press release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.

Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, estimates and intentions, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause the actual results, performance or achievements of Seacoast Banking Corporation of Florida ("Seacoast" or the "Company") to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. You should not expect us to update any forward-looking statements.

You can identify these forward-looking statements through our use of words such as  “may”, “will”, “anticipate”, “assume”, “should”, “indicate”, “would”, “believe”, “contemplate”, “expect”, “estimate”, “continue”, “point to”, “project”, “predicted”, “prospects”, “could”, “intend”, “believed” or other similar words and expressions of the future.  These forward-looking statements may not be realized due to a variety of factors, including, without limitation: the effects of future economic conditions; governmental monetary and fiscal policies, as well as legislative and regulatory changes; the risks of changes in interest rates on the level and composition of deposits, loan demand, and the values of loan collateral, securities, and interest sensitive assets and liabilities; interest rate risks and sensitivities; the effects of competition from other commercial banks, thrifts, mortgage banking firms, consumer finance companies, credit unions, securities brokerage firms, insurance companies, money market and other mutual funds and other financial institutions operating in the Company's market area and elsewhere, including institutions operating regionally, nationally and internationally, together with such competitors offering banking products and services by mail, telephone, computer and the Internet; the failure of assumptions underlying the establishment of reserves for possible loan losses, and the risks of mergers and acquisitions, including, without limitation, the related costs, including integrating operations as part of these transactions, and the failure to achieve the expected gains, revenue growth and/or expense savings from such transactions.

All written or oral forward looking statements attributable to the Company are expressly qualified in their entirety by this Cautionary Notice including, without limitation, those risks and uncertainties, described in the Company's annual report on Form 10-K for the year ended December 31, 2002 under “Special Cautionary Notice Regarding Forward Looking Statements”, and otherwise in the Company's SEC reports and filings.  Such reports are available upon request from Seacoast, or from the Securities and Exchange Commission, including the SEC’s website at http://www.sec.gov.

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FINANCIAL HIGHLIGHTS (Unaudited)
SEACOAST BANKING CORPORATION OF FLORIDA AND SUBSIDIARIES

Three Months Ended			Twelve Months Ended
(Dollars in thousands,	December 31,		December 31,
except per share data)	2003	2002	2003	2002
Summary of Earnings
Net income	$ 3,828	$ 4,044	$ 14,016	$ 15,286
Core operating income (4)	3,828	4,043	14,787	15,005
Net interest income (1)	12,253	11,648	45,920	47,603

Performance Ratios
Return on average assets (2), (3)	1.14%	1.32%	1.07%	1.26%
Return on average
shareholders' equity (2), (3)	14.46	16.24	13.73	15.75
Net interest margin (1), (2)	3.82	4.02	3.69	4.13

Per Share Data (A)
Net income diluted	$ 0.24	$ 0.26	$ 0.89	$ 0.97
Net income basic	0.25	0.26	0.91	1.00
Cash dividends declared	0.13	0.10	0.46	0.37

		December 31,		Increase/
		2003	2002	(Decrease)
Credit Analysis
Net charge-offs year-to-date		$ 666	$ 208	220.2%
Net charge-offs to average loans		0.10%	0.03%	233.3
Loan loss provision year-to-date		$ --	$ --	--
Allowance to loans at end of period		0.87%	0.99%	(12.1)
Nonperforming assets		$ 3,045	$ 2,249	35.4
Nonperforming assets to loans and other
real estate owned at end of period		0.43%	0.33%	30.3

Selected Financial Data
Total assets		$ 1,353,823	$ 1,281,297	5.7
Securities – Available for Sale (at fair value)		484,223	466,278	3.8
Securities – Held for Sale (at amortized cost)		80,866	32,181	151.3
Net loans		702,632	681,335	3.1
Deposits		1,129,642	1,030,540	9.6
Shareholders' equity		104,084	100,747	3.3
Book value per share (A)		6.71	6.59	1.8
Tangible book value per share (A)		6.53	6.37	2.5
Average shareholders' equity
to average assets		7.82%	7.99%	(2.1)

(A)  Reflects 10% stock dividend paid as a stock split effective August 1, 2003.

(1)  Calculated on a fully taxable equivalent basis using amortized cost.

(2)  These ratios are stated on an annualized basis and are not necessarily indicative of future periods.

(3) The calculation of ROA and ROE do not include the mark-to-market unrealized gains (losses) because the unrealized gains (losses) are not included in net income.

(4) Net income excluding investment security gains and losses.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME (Unaudited)
SEACOAST BANKING CORPORATION OF FLORIDA AND SUBSIDIARIES

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
(Dollars in thousands, except per share data)	2003	2002	2003	2002

Interest on securities:
Taxable	$4,624	$3,588	$16,054	$14,274
Nontaxable	28	47	147	195
Interest and fees on loans	11,260	12,919	45,941	55,462
Interest on federal funds sold	11	60	70	526
Total Interest Income	15,923	16,614	62,212	70,457

Interest on deposits	769	1,060	3,295	4,947
Interest on time certificates	2,215	3,181	9,892	14,949
Interest on borrowed money	719	769	3,250	3,139
Total Interest Expense	3,703	5,010	16,437	23,035

Net Interest Income	12,220	11,604	45,775	47,422
Provision for loan losses	0	0	0	0
Net Interest Income After Provision for Loan Losses	12,220	11,604	45,775	47,422

Noninterest income:
Service charges on deposit accounts	1,209	1,297	4,907	5,105
Trust income	498	503	2,043	2,177
Mortgage banking fees	464	1,338	4,423	3,364
Brokerage commissions and fees	493	469	1,863	2,045
Marine finance fees	592	713	3,161	1,408
Debit card income	259	252	1,169	980
Other deposit based EFT fees	114	97	441	376
Other income	354	335	1,429	1,419
	3,983	5,004	19,436	16,874
Securities gains (losses)	0	2	(1,172)	457
Total Noninterest Income	3,983	5,006	18,264	17,331

Noninterest expenses:
Salaries and wages	3,995	4,206	16,641	15,761
Employee benefits	1,044	1,129	4,595	4,304
Outsourced data processing	1,297	1,181	5,265	4,795
Occupancy expense	1,009	874	3,956	3,365
Furniture and equipment expense	362	452	1,739	1,989
Marketing expense	559	511	2,119	2,036
Legal and professional fees	219	391	1,336	1,538
FDIC assessments	37	42	163	173
Amortization of intangibles	0	63	150	252
Foreclosed and repossessed asset management and disposition	167	(95)	182	(45)
Other expense	1,575	1,345	6,466	5,622
Total Noninterest Expenses	10,264	10,099	42,612	39,790

Income Before Income Taxes	5,939	6,511	21,427	24,963
Provision for income taxes	2,111	2,467	7,411	9,677

Net Income	$3,828	$4,044	$14,016	$15,286

Per share common stock (A):
Net income diluted	$0.24	$0.26	$0.89	$0.97
Net income basic	0.25	0.26	0.91	1.00
Cash dividends declared	0.13	0.10	0.46	0.37

Average diluted shares outstanding	15,733,587	15,672,714	15,667,015	15,717,893
Average basic shares outstanding	15,370,615	15,281,699	15,334,765	15,350,353

(A)  Reflects 10% stock dividend paid as a stock split effective August 1, 2003.

CONDENSED CONSOLIDATED BALANCE SHEETS (Unaudited)
SEACOAST BANKING CORPORATION OF FLORIDA AND SUBSIDIARIES

	December 31,	December 31,
(Dollars in thousands)	2003	2002

Assets
Cash and due from banks	$44,928	$49,571

Federal funds sold and interest bearing deposits	255	251

Securities:
Available for sale (at fair value)	484,223	466,278
Held for sale (at amortized cost)	80,866	32,181
Total Securities	565,089	498,459

Loans sold and available for sale	5,403	13,814

Loans	708,792	688,161
Less: Allowance for loan losses	(6,160)	(6,826)
Net Loans	702,632	681,335

Bank premises and equipment	16,847	16,045
Other real estate owned	1,954	8
Other assets	16,715	21,814
	$1,353,823	$1,281,297

Liabilities and Shareholders’ Equity
Liabilities
Deposits
Demand deposits (noninterest bearing)	$233,087	$184,524
Savings deposits	527,400	472,976
Other time deposits	262,904	279,255
Time certificates of $100,000 or more	106,251	93,785
Total Deposits	1,129,642	1,030,540

Federal funds purchased and securities sold under agreements to repurchase, maturing within 30 days	74,158	102,967
Other borrowings	40,000	40,000
Other liabilities	5,939	7,043
	1,249,739	1,180,550

Shareholders' Equity
Preferred stock	--	--
Common stock	1,710	1,555
Additional paid in capital	26,911	26,994
Retained earnings	95,336	89,960
Treasury stock	(17,297)	(18,578)
	106,660	99,931
Other comprehensive income (loss)	(2,576)	816
Total Shareholders’ Equity	104,084	100,747
	$1,353,823	$1,281,297

Common Shares Outstanding	15,503,626	15,279,001

Note:  The balance sheet at December 31, 2002 has been derived from the audited financial statements at that date.

CONSOLIDATED QUARTERLY FINANCIAL DATA (Unaudited) SEACOAST BANKING CORPORATION OF FLORIDA AND SUBSIDIARIES

				Quarters
		2003
	(Dollars in thousands, except per share data)	Fourth	Third	Second	First

	Operating Ratios
	Return on average assets (2),(3)	1.14%	1.04%	1.09%	1.02
%	Return on average shareholders' equity (2),(3)	14.46	13.27	14.08	13.07
	Net interest margin (1),(2)	3.82	3.44	3.63	3.89
	Average equity to average assets	7.87	7.84	7.74	7.81

	Credit Analysis
	Net charge-offs	$ (20)	$ (29)	$ 435	$ 280
	Net charge-offs to average loans	(0.01)%	(0.02)%	0.26%	0.16
%	Loan loss provision	$ --	$ --	$ --	$ --
	Allowance to loans at end of period	0.87%	0.92%	0.94%	0.99
%	Nonperforming assets	$ 3,045	$ 3,225	$ 3,238	$ 1,901
	Nonperforming assets to loans and other real estate owned at end of period	0.43%	0.48%	0.50%	0.29
%	Nonaccrual loans and accruing loans 90 days or more past due to loans outstanding at end of period	0.16	0.18	0.49	0.29

	Per Share Common Stock (A)
	Net income diluted	$ 0.24	$ 0.22	$ 0.23	$ 0.21
	Net income basic	0.25	0.22	0.23	0.21
	Cash dividends declared	0.13	0.13	0.10	0.10
	Book value per share	6.71	6.75	6.63	6.56

(A)  Reflects 10% stock dividend paid as a stock split effective August 1, 2003.

(1) Calculated on a fully taxable equivalent basis using amortized cost.

(2) These ratios are stated on an annualized basis and are not necessarily indicative of ratios which may be expected for the entire year.

(3) The calculation of ROA and ROE do not include the mark-to-market unrealized gains (losses), because the unrealized gains (losses) are not included in net income.

CONSOLIDATED QUARTERLY FINANCIAL DATA (Unaudited) (continued)
SEACOAST BANKING CORPORATION OF FLORIDA AND SUBSIDIARIES

(Dollars in thousands)

SECURITIES	December 31, 2003	December 31, 2002

U.S. Treasury and U. S. Government Agencies	$1,002	$2,508
Mutual funds	0	292
Mortgage-backed	477,018	456,655
Other securities	6,203	6,823
Securities Available for Sale	484,223	466,278

U.S. Treasury and U. S. Government Agencies	4,998	0
Mortgage-backed	73,585	28,555
Obligations of states and political subdivisions	2,283	3,626
Securities Held for Investment	80,866	32,181
Total Securities	$565,089	$498,459

LOANS	December 31, 2003	December 31, 2002

Real estate construction	$107,315	$77,909
Real estate mortgage	470,391	478,123
Installment loans to individuals	84,512	91,307
Commercial and financial	46,310	40,491
Other loans	264	331
Total Loans	$708,792	$688,161

AVERAGE BALANCES, YIELDS AND RATES (Unaudited)
SEACOAST BANKING CORPORATION OF FLORIDA AND SUBSIDIARIES

	2003				2002
	Fourth Quarter		Third Quarter		Fourth Quarter
	Average	Yield/	Average	Yield/	Average	Yield/
(Dollars in thousands)	Balance	Rate	Balance	Rate	Balance	Rate

Assets
Earning assets:
Securities:
Taxable	$576,859	3.21%	$575,915	2.56%	$411,457	3.49%
Nontaxable	2,183	7.88	2,924	7.93	3,505	7.99
Total Securities	579,042	3.22	578,839	2.58	414,962	3.53

Federal funds sold and other
short-term investments	4,649	0.94	7,265	0.98	17,001	1.40

Loans, net	689,353	6.49	662,425	6.60	718,650	7.14

Total Earning Assets	1,273,044	4.97	1,248,529	4.69	1,150,613	5.74

Allowance for loan losses	(6,177)		(6,123)		(6,817)
Cash and due from banks	36,116		31,240		44,982
Premises and equipment	16,781		16,858		16,161
Other assets	14,056		11,472		12,357

	$1,333,820		$1,301,976		$1,217,296

Liabilities and Shareholders' Equity
Interest-bearing liabilities:
NOW (including Super NOW)	$70,682	0.47%	$61,928	0.47%	$61,321	0.77%
Savings deposits	157,089	0.51	154,759	0.51	145,226	0.80
Money market accounts	292,293	0.66	290,248	0.67	254,627	1.01
Time deposits	359,342	2.45	365,558	2.58	376,043	3.36
Federal funds purchased and securities sold under agreements to repurchase	68,718	0.77	50,596	0.60	54,876	0.88
Other borrowings	56,576	4.11	65,000	4.43	40,000	6.42

Total Interest-Bearing Liabilities	1,004,700	1.46	988,089	1.58	932,093	2.13

Demand deposits (noninterest-bearing)	218,489		205,740		180,763
Other liabilities	5,633		6,069		5,637
Total Liabilities	1,228,822		1,199,898		1,118,493

Shareholders' equity	104,998		102,078		98,803

	$1,333,820		$1,301,976		$1,217,296

Interest expense as a % of earning assets		1.15%		1.25%		1.73%
Net interest income as a % of earning assets		3.82		3.44		4.02

(1) On a fully taxable equivalent basis.  All yields and rates have been computed on an annualized basis using amortized cost.  Fees on loans have been included in interest on loans.  Nonaccrual loans are included in loan balances.

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